UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 18, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Changyou.com Limited

File No. 001-34271 - CF#30776

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Changyou.com Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on February 28, 2014.

Based on representations by Changyou.com Limited that this information qualifies as confidential commercial or financial information and that disclosure of portions of this information would constitute a clearly unwarranted invasion of personal privacy under the Freedom of Information Act, 5 U.S.C. 552(b)(4) and (6), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.78	through December 31, 2023
Exhibit 4.88	through December 31, 2018
Exhibit 4.89	through December 31, 2018
Exhibit 4.90	through December 31, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary